

April 7, 2006

Daniel J. O'Donnell, Esq.
Chief Legal Officer
Yardville National Bancorp
2465 Kuser Road
Hamilton, New Jersey 08690

> **Re: Yardville National Bancorp**
> **Additional soliciting materials filed April 3 and April 4, 2006**
> **File No. File no. 1-10518**

Dear Mr. O'Donnell:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements, and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone number listed at the end of this letter.

General

1.   Clearly characterize each statement or assertion of opinion or belief. Note that a reasonable factual basis must exist for each such opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. For example, we note the following statements:

- "In contrast to the dissident group's nominee's your Board is comprised of respected, independent area businesspeople who are proven business leaders in our communities;"

- "Unlike the dissident group, your Board is firmly committed to enhancing value for all YNB Shareholders;"
- "At YNB, they are attempting to pursue a pattern that they have repeated many times before with other community banks: demanding seats on a company's Board of Directors in order to press for immediate sale of the institution without regard to building long-term value for all shareholders."
- "Seidman track record supported this decision;"
- "No new idea for improving operations;"
- "Seidman group has never created value, has only liquidated it;"
- "A forced sale, without regard to market timing, not expected to produce as great a level of shareholder value as the continued execution of the strategic plan;"

Please note that these are examples only. Please revise throughout your materials filed April 3 and April 4, 2006 accordingly.

2.   We note your statement that "YNB has filed a definitive proxy statement with the SEC dated March 27, 2006." Please revise your disclosure to reflect the correct date.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions